Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors of MGI Pharma, Inc.:

We consent to incorporation by reference in the Registration Statement (No. 333-103970) on Form S-8 of MGI Pharma, Inc., of our report dated May 6, 2005, with respect to the statements of net assets available for benefits of MGI Pharma, Inc. Retirement Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedules as of December 31, 2004 and for the year then ended, which report appears in the December 31, 2004 annual report on Form 11-K of MGI Pharma, Inc. for the MGI Pharma, Inc. Retirement Plan.

/s/ KPMG LLP

Minneapolis, Minnesota

June 20, 2005